

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via E-mail
Shefali A. Shah, General Counsel
Comverse, Inc.
810 Seventh Avenue
New York, NY 10019

> **Re:** **Comverse, Inc.**
> **Registration Statement on Form 10**
> **Filed on June 7, 2012**
> **File No. 001-35572**

Dear Ms. Shah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Statement, Exhibit 99.1

1.   Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose prominently in the beginning of your information statement that you are an emerging growth company, and revise your information statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

       o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

       o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

<u>Questions and Answers About Comverse and the Share Distribution, page 3</u>

3.   We note the use of a glossary in the introductory paragraphs of this section and the summary section. The meanings of the terms contained in the glossary are clear from context and, therefore, a glossary appears unnecessary. Please consider removing the glossary and defining the acronym "CTI" where it first appears in the information statement. If you choose to retain the glossary, please move it to the end of the Q&A section and delete it from the Summary section.

4.   Expand this section to add a Q&A addressing the conditions to the spin-off.

<u>"What are the reasons for the share distribution?," page 3</u>

5.   Please balance the answer to this question by disclosing the key potentially negative factors of the spin-off for both CTI and Comverse discussed on page 43 of the information statement, such as the effect of the spin-off on CTI's ability to generate cash flow and Comverse's inability to obtain capital resources from CTI. Also, disclose here and on page 43 whether CTI considered alternatives to the share distribution, such as a sale of Comverse and, if so, why it elected the share distribution rather than such alternatives.

<u>"What are the material U.S. federal income tax consequences…," page 4</u>

6.   Please revise your discussion of U.S. federal income tax consequences here and on page 46 to discuss upcoming changes to federal tax laws, such as the expiration of the 15% Federal Capital Gains tax rate and the 3.8% investment income surtax under the Patient Protection and Affordable Care Act. Also, as your fiscal year is half over, tell us what consideration you have given to disclosing in the information statement your current belief regarding the likelihood that the share distribution will be taxable to U.S. investors.

Summary, page 9

7.   Please revise your summary to balance the discussion of your strengths with an equally prominent discussion of your weaknesses and/or risks, such as the liquidity risk related to your negative cash flows from operations. Additionally, balance the discussion of your growth strategies with an equally prominent discussion of difficulties you may experience in implementing these strategies.

Summary Historical and Unaudited Pro Forma Financial Data

Additional Combined Financial Highlights, page 17

8.   Please label the "Comverse performance" and "Comverse performance margin" line items on page 18 as non-GAAP measures.

Risk Factors

9.   Please add a prominently placed risk factor addressing the fact that the historical combined financial statements do not represent your actual historical performance but reflect management assumptions regarding the level of expenses you would have incurred had you operated as an independent, publicly-traded company and, therefore, may not be representative of your future performance.

"Our advanced offerings may not be widely adopted…," page 20

10.   You indicate in this section that you expect that advanced offerings of BSS and VAS solutions will account for a larger portion of your revenue. Please disclose in this risk factor the portion of your revenue that these advanced offerings currently represent.

"We depend on a limited number of suppliers and manufacturers for certain components…," page 25

11.   Please tell us if any supplier or manufacturer is your source for 10% or more of any significant product or if you are otherwise substantially dependent upon any agreements with the named suppliers. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

"The continued ownership of CTI common shares by our post-distribution executive officers…," page 35

12.   Please address in this risk factor whether you have policies or procedures in place to address conflicts of interest among your executives who have significant holdings in CTI common stock and among the directors whom you share with CTI.

"The share distribution may expose us to potential liabilities," page 36

13.   You state in this risk factor that the CTI board expects that you and CTI "will each be solvent and adequately capitalized after the share distribution, will be able to repay [y]our respective debts and obligations as they mature following the share distribution and will have sufficient capital to carry on [y]our respective businesses." Please summarize in this risk factor the basis for these conclusions and provide a more detailed discussion in the section on the reasons for the share distribution. Also, disclose that receipt of a third party opinion regarding the capital adequacy of CTI and Comverse is a condition of the share distribution.

The Share Distribution, page 42

14.   Please advise what consideration you gave to including in this section or elsewhere in the information statement a discussion of the expected impact of the share distribution on CTI's financial condition and operating performance.

Reasons for the Share Distribution

Enhanced Value, page 42

15.   Please disclose the basis for the CTI board's belief that the combined value of CTI and Comverse common shares after the spin-off should be greater than the value of CTI common shares prior to the share distribution.

Unaudited Pro Forma Combined Financial Statements, page 55

16.   We note that certain adjustments have been excluded from your filing. We will need sufficient time to assess the adjustments once they have been included in your amended filing.

17.   We note that adjustment "f" will be comprised of the adjustments related to notes "a" through "e." In future filings, please present each adjustment that impacts a single line item separately, rather than disclosing only the net impact of each adjustment, as is suggested by your description of adjustment "f."

Adjustments of to Unaudited Pro Forma Combined Balance Sheet, page 58

18.   We note that you have yet to determine how you will account for the outstanding share-based awards. Please provide us with an analysis of the method or methods under consideration based upon the description that begins on page 6 of the actions that are expected to take place.

19.   Refer to adjustment "d" which assumes that CTI will transfer certain employee-related liabilities for employees transferring to the company. Please tell us how you determined

this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X such that it should be included in your pro forma disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Trends and Uncertainties, page 65

20. Revise to address the impact the agreements with CTI to be entered into subsequent to the completion of the share distribution will have on Comverse's financial condition and results of operations in future periods. Refer to Section III.B.3 of SEC Release 33-8350.

Material Weakness in Internal Controls, page 62

21. Please expand this section to include the steps you are taking to remediate the material weaknesses in your internal control over financial reporting. Please provide an estimated timetable for completion of the remediation and an estimate of associated material costs.

Fiscal Year Ended January 31, 2012 Compared to Fiscal Year Ended January 31, 2011

Total Revenue, page 70

22. In discussing the company's combined results of operations, you should address the historical categories and line items included in the presentation of the audited financial statements included in the filing. Consider discussing the allocation of revenue pursuant to Rule 5.03 of Regulation S-X. Also, consider disclosing the amount of revenue recognized using the percentage-of-completion method and indicating whether such contracts are fixed priced or time and materials arrangement.

23. In describing the reason for the decrease in net sales in 2012 you identify the reduction of revenue in two segments which was partially offset by an increase in another segment. Consider what metrics management uses internally to assess performance and what individual drivers are the cause of the changes and communicate that information to investors. Ensure that each component of revenue and expense described in this section includes narrative of this type.

Revenue by Geographic Region, page 71

24. We note that revenue from customers in the Americas represented approximately 25% and 33% of total revenue for the fiscal years ended January 31, 2012 and January 31, 2011, respectively. Disclosure on page F-54 indicates that only 12% and 22% of revenue is attributable to the United States. Revise your discussion to disaggregate the "Americas" into categories that more fully represent the locations of your customers or providing a cross-reference to your segment note on page F-54.

Results of Operations

Comverse BSS

Revenue, page 74

25.   You indicate in this section that you experienced a lower volume of customer acceptances of your BSS solutions in fiscal 2012 compared to fiscal 2011. Please provide quantitative information regarding customer acceptances in each year that will better inform stockholders as of the year-to-year differences in underlying business activities. Also, please disclose your installed base of BSS solutions in each fiscal year. Please provide similar disclosure in the discussion comparing results for fiscal 2010 and 2011.

Guarantees and Restrictions on Access to Subsidiary Cash

Dividends from Subsidiaries, page 96

26.   Revise to disclose the amounts of cash and cash equivalents held outside of the United States by your foreign subsidiaries.

Critical Accounting Estimates and Judgments

Revenue Recognition, page 99

27.   We note that you define extended payment terms as "more than 5% of the arrangement fees are due 120 days from customer acceptance." Please tell us what the customary time period from agreement to customer acceptance is and quantify the amount of revenue to which this risk factor relates.

Business

Our Strengths, page 110

28.   Please supplementally provide support for your claims that Infonetics named you as the leading provider of converged billing solutions and that Infonetics believes that the converged BSS market segment is expected to grow at a 27% compound annual growth rate through 2015. Please also revise your disclosure to indicate the year in which Infonetics named you the leading provider of converged billing solutions.

Comverse Netcentrx IP Enterprise Solutions, page 117

29.   Please more fully describe your Netcentrex solutions and clarify whether you continue to sell these solutions to new customers.

Customers, page 120

30.   Please disclose the name of the customer that accounted for approximately 13% of Comverse BSS's revenue for the fiscal year ended January 31, 2012. Refer to Item 101(c)(1) of Regulation S-K. Also, please tell us what consideration you gave to disclosing the material terms of any agreements with this customer in this section and filing such agreements as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Patents and Intellectual Property Rights, page 123

31.   Please clarify if you have any material patents and, if so, disclosure the duration of such patents. Refer to Item 101(c)(1)(iv) of Regulation S-K. Also, please discuss the intellectual property rights held by Exalink Ltd.

Management, page 128

32.   We note that Mr. Koza, your Senior Vice President, Corporate Development and Financial Strategy, is also currently a member of Verax Capital, LLC. Please disclose the minimum portion of his working time that Mr. Koza devotes to the business of your company.

Compensation of Executive Officers

Annual Cash Incentive Awards

Payout Calculations, page 151

33.   You indicate in this section that no payments were to be made against the financial objectives of the fiscal 2011 cash incentive awards unless you achieved at least the threshold adjusted cash flow level for fiscal 2011. You further indicate on page 152 that the CTI compensation committee determined that you had achieved at least the threshold adjusted cash flow level for fiscal 2011. The table on page 151, however, does not include a dollar amount for the threshold adjusted cash flow of Comverse. Please advise.

Certain Relationships and Related Party Transactions

Agreements between CTI and Comverse Relating to the Share Distribution, page 182

34.   Once the forms of your agreements with CTI have been filed, please expand your description of your material rights and obligations under those agreements in this section.

Combined Financial Statements

Notes to Combined Financial Statements

Note 1. Organization, Business and Summary of Significant Accounting Policies

The Share Distribution, page F-7

35.   Please describe the intellectual property rights held by Exalink Ltd. and how these rights contribute to the company's operations. Tell us the book and fair values of these assets and how this planned contribution was considered as part of your determination of how to account for the transaction as a spinoff.

Revenue Recognition

36.   Please revise your revenue recognition policy to explain in greater detail how you establish the BESP for deliverables by considering multiple factors including, the prices you charge for similar offerings, market conditions, the competitive landscape and pricing practices. Explain any other factors you consider in determining the BESP for deliverables in your multiple element arrangements. In addition, provide similar disclosures within your critical accounting policy to discuss significant estimates and assumptions utilized in establishing BESP.

37.   We note that certain professional services do not have stand-alone value and that you combined these services with hardware and software as one non-software deliverable. Please indicate whether the hardware and the software each have stand-alone value. Further, explain why the professional services are combined with hardware and software even though it does not have stand-alone value.

38.   You state that you in certain arrangements training services are offered on an as-requested or defined basis. Describe how you allocate revenue to these services under both your prior and new revenue recognition polices.

39.   We note that you recognized $40.9 million of additional revenue recognized under the new guidance as compared to the revenue that would have been recognized under prior accounting guidance for the fiscal year ended January 31, 2012 resulting from material modifications of certain existing contracts. Please explain the nature of these modifications and indicate whether these modifications are common. If so, tell us whether these modifications affect your conclusion that the arrangement fees are fixed or determinable.

40.   We note that you allocate revenue to products and services for income statement presentation for those elements that do not have VSOE. Please indicate the amount of revenues that is subject to this allocation. Further, indicate whether you continue this practice subsequent to the adoption of the new revenue recognition guidance.

Note 3. Expense Allocations, page F-25

41.   You have indicated that CTI used "other indirect methods" when direct assignment of costs was "not possible, or practical." You state that these methods include "time studies," however, you identify no other "other" allocation methods by which CTI estimated indirect costs. Please revise your disclosure to include an explanation of "time studies" and any other methods utilized. See paragraph 1 of Interpretive Response to SAB Topic 1.B.2.

42.   Please explain the basis of CTI's allocation of compliance-related professional fees to Comverse in each year presented. In this regard, we note that in CTI's periodic reports, no such fees were allocated to either Comverse BSS or VAS in determining segment performance.

Note 4 Inventory, Net, page F- 26

43.   Tell us why you present a reserve for excess and obsolete inventory as a contra asset instead of adjusting the cost basis of the inventory to reflect a new cost basis. We refer you to ASC 330-10-35-14 and SAB Topic 5BB.

Note 21. Supplemental Cash Flow Information, page F-55

44.   We note that during the most recent fiscal year that inventory transfers to property and equipment are significantly larger than in the two prior years. Please tell us the nature of the inventory items transferred as well as the underlying reason for the transfers. In this regard, tell us whether these items are currently used and depreciated by the company. In addition, indicate what consideration you gave as to whether these items should be impaired prior to the transfers regarding the salability or potential obsolescence of these items.

Note 23. Commitments and Contingencies

Litigation Overview

Israeli Optionholder Class Actions, page F-57

45.   We note that the stay was recently lifted and the case will proceed when an amended complaint is filed. We also note that you have not accrued for these matters as the potential loss is currently not probable or estimable. Please tell us, and disclose if material, the amount of damages, if known, that are being sought by the plaintiffs. Further, if there is at least a reasonable possibility that a loss may have been incurred, please disclose an estimate of the loss or range of loss or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Note 24. Subsequent Events, page F-59

46.   Revise to disclose that the date through which subsequent events were evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that your registration statement will automatically become effective 30 days after receipt by the Commission of a certification by a national securities exchange that the security has been approved by the exchange for listing and registration. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have outstanding comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-37350.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-mail</u>
        Rod Miller, Esq.
        Milbank, Tweed, Hadley & McCloy LLP